UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BUCKMAN, BUCKMAN & REID, INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

44 CHURCH STREET
(No. and Street)

LITTLE SILVER	NJ	07739
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

LOUIS ALMERINI	1 (908) 944-9897	LALMERINI@BUCKMANBUCKMAN.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __THOMAS P BUCKMAN_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __BUCKMAN, BUCKMAN & REID, INC_____ , as of __12/31_____ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
MANAGING DIRECTOR

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BUCKMAN, BUCKMAN & REID, INC.

Statement of Financial Condition

As of December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

BUCKMAN, BUCKMAN & REID, INC.
Table of Contents
December 31, 2025



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Buckman, Buckman & Reid, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Buckman, Buckman & Reid, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Buckman, Buckman & Reid, Inc.'s management. Our responsibility is to express an opinion on Buckman, Buckman & Reid, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Buckman, Buckman & Reid, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Buckman, Buckman & Reid, Inc.'s auditor since 2025.
New York, New York
April 24, 2026


BUCKMAN, BUCKMAN & REID, INC.
Statement of Financial Condition
December 31, 2025


ASSETS

Cash and cash equivalents		
Cash	$	86,441
Investment in money market fund		470,000
Total cash and cash equivalents		556,441
Deposits with clearing organizations		300,000
Securities owned at fair value		512,051
Receivable from clearing organizations		152,127
Receivable from affiliates and employees		1,050,864
Other receivables		85,254
Right-of-use assets		89,976
Prepaid expenses and other assets		70,115
TOTAL ASSETS		$ 2,816,828

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	918,460
Payable to affiliates and employees		73,273
Operating lease liabilities		91,555
Subordinated borrowings		
Subordinated liabilities		401,000
TOTAL LIABILITIES		1,484,288

STOCKHOLDERS' EQUITY

Common stock, no par value - authorized 10,000 shares,	
issued 2,576 shares and outstanding 2,510 shares, at stated value	1,248,212
Additional paid-in capital	52,166
Retained earnings	117,162
Less: cost of treasury stock	(85,000)
TOTAL STOCKHOLDERS' EQUITY	1,332,540
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,816,828


See accompanying notes to financial statement.


Note 1 - <u>Summary of significant accounting policies</u>

<u>Organization</u>

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered with the U.S. Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA) as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934 and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company does not hold customer funds or securities, and it processes all transactions through independent clearing services.

<u>Basis of presentation</u>

The financial statement has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

<u>Use of estimates</u>

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Concentration of credit risk</u>

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company maintains its cash balances with quality financial institutions. The balances are invested in interest and non-interest-bearing accounts and are insured by the Federal Deposit Insurance Corporation ("FDIC") at up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

<u>Securities owned and securities sold, not yet purchased</u>

Marketable securities are carried at fair value as of the last day of the month. The resulting difference between cost and fair value is included in income. Purchases and sales of securities and realized gains and losses are recorded on a trade-date basis.

Note 1 -   Summary of significant accounting policies (continued)

Regulatory requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to the greater of $100,000 or 6 2/3 % of aggregated indebtedness. Under rule 15c3-1, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2025, the Company had net capital (as defined by Rule 15c3-1) of $373,835, which was $273,835 greater than the aforementioned net capital requirement.

Revenue recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Commissions and concessions and interest and dividends

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission or concession. For purposes of transparency, matching and convenience, the Company has chosen to recognize commissions, concessions, interest, and dividends revenue and expenses on a settlement date basis, (the same method utilized by the clearing broker). GAAP requires all revenues to be recorded on a trade-date basis. For the year ended December 31, 2025, the difference between the revenue recorded by the Company, and what would have been recorded if all revenue was recognized on a trade-date basis, was not material. The Company believes that the settlement date approximates the trade date, and the performance obligation is satisfied as the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have transferred to or from the customer.

Management and consulting fees

The Company provides management services to an affiliate that provides investment advisory services on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided. Fees are generally received quarterly and recognized as revenue at that time as they relate specifically to the services provided in the period.

Note 1 - <u>Summary of significant accounting policies (continued)</u>

Trading income

The securities transactions and related spread revenues are recorded on a trade date basis, since that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred.

<u>Leases</u>

The Company accounts for leases based on the guidance of ASC 842, and records right-of-use assets and lease liabilities for operating leases that have a term greater than one year. The right-of-use assets in the statement of financial condition represent the Company's right, as a lessee, to use an asset over the life of a lease. The Company records the right-of-use asset based on the initial amount of the lease liability, plus any lease payments made to the lessor before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. The amortization period for the right-of-use asset is from the lease commencement date to the earlier of the end of the lease term or the end of the useful life of the asset.

<u>Income taxes and uncertain tax positions</u>

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" (ASU 2023-09). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. See Note 6 for further information.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its stockholders will not be subject to additional tax, penalties, and interest as a result of such challenge.

<u>Common stock and treasury shares</u>

The Company accounts for the issuance of common shares and the repurchase of common shares at fair value at the time of issuance or repurchase.

<u>Subsequent Events</u>

The Company evaluated subsequent events through April 24, 2026, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosures in the Company's financial statements.

Note 2 - <u>Clearing agreements</u>

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by one of its two clearing brokers on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing brokers also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

The Company is required to maintain good-faith deposits totaling $300,000 with its clearing brokers. The agreement with one of its clearing brokers terminates in June 2029. The agreement with its other clearing broker remains in full force and effect until terminated by either party.

Note 3 - <u>Fair value measurement</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes

Note 3 - Fair value measurement (continued)

certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. There were no transfers among levels 1, 2 or 3 during the year.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the input used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many investments.

The Company's securities owned as reported in the statement of financial condition are valued at the last quoted price as of December 31, 2025.

The fair values of those assets as of December 31, 2025 are summarized below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 465,301	$ 41,940	$ -	$ 507,241
Bonds	4,810	-	-	4,810
Total	$ 470,111	$ 41,940	$ -	$ 512,051

Note 4 - Subordinated borrowings

Subordinated borrowings from stockholders and beneficial owners consist of the following as of December 31, 2025:

	Maturity Date	Interest rate	Loan Amount
Unsecured subordinated loan agreement	02/28/27	8%	$ 140,000
Unsecured subordinated loan agreement	07/31/27	10%	25,000
Unsecured subordinated loan agreement	07/31/27	8%	60,000
Unsecured subordinated loan agreement	06/30/27	10%	42,000
Unsecured subordinated loan agreement	06/30/27	10%	42,000
Unsecured subordinated loan agreement	06/30/27	10%	42,000
Unsecured subordinated loan agreement	11/25/27	10%	50,000
			$401,000

Note 5 - Related party transactions

An affiliate of the Company, under common ownership, the Buckman Advisory Group, LLC ("BAG") is a Registered Investment Advisor providing investment advisory services. The Company and BAG are parties to an agreement pursuant to which the Company refers clients to BAG for investment advisory services, pays various operating expenses of BAG, and maintains the books and records of BAG in return for management fees which equal the gross revenues of BAG less any costs paid directly by BAG.

For the year ended December 31, 2025, included in receivable from affiliates and employees is $327,647 of advances made to the stockholders and beneficial owners of the Company, $694,240 of advances made to Bell Tower Properties LLC, an affiliate of the Company under common ownership which is a real estate entity that owns two of the properties the Company leases, $19,303 of advances made to Buckman Capital LLC, an affiliate under common control, and $9,674 of advances due from employees. All such advances are non-interest bearing and have no repayment terms.

Note 6 - Income taxes

The Company is a C corporation and is subject to federal and state income taxation at prevailing statutory rates.

The Company's financial statements contain certain deferred tax assets which have arisen primarily as a result of losses. The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Based on its assessment, management believes it is not more likely than not that all of the deferred tax assets can be realized. Accordingly, the Company established and recorded a full valuation allowance on its net deferred tax assets as of December 31, 2025.

The Company is no longer subject to federal tax examinations by taxing authorities for years prior to 2022. State jurisdictions have various statutes of limitations ranging from one and a half to four years. The Company is no longer subject to tax examinations by the various state taxing authorities for years prior to 2021.

Note 7 - Lease commitments

The Company leases office space in New Jersey and Florida under leases with a related party which expire on April 30, 2026. The Company recorded the related operating lease right-of-use asset and liability at the present value of lease payments over the term. The Company estimates its incremental borrowing rate, at lease commencement, to determine the present value of lease payments since the Company's leases do not provide an implicit rate of return. The rate used was 9.5%. Lease expense is recognized on a straight-line basis over the lease term. At December 31, 2025, the remaining lease term was four months.

Future minimum lease payments under such commitments are:

For the year ended December 31,	
2026	$ 108,466
Total operating lease payments	108,466
Less: imputed interest	(16,911)
Total lease liability	$ 91,555

Note 8 - Concentrations and uncertainties

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction. Securities owned at December 31, 2025 included common shares of a single issuer with a fair value of $447,281.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts.

Note 9 - Retirement plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions. The Company does not provide matching contributions to participants.

Note 10 - Contingencies

The Company is a registered broker-dealer and as such is subject to the continuous review and supervision of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates.

As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations as soon as possible. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company was party to an arbitration claim filed on August 19, 2024 seeking compensatory and punitive damages from option trading done in the claimant's account between 2018 and 2023. The Company has a professional liability policy applicable to this claim. The claim was settled in April 2025, and the cost of the settlement was covered by the Company's professional liability policy.

Note 11 - Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of executing securities transactions, providing investment banking services, and other related services in the securities industry. The Company has identified its three executive officers (Chairman, Senior Vice President, and Secretary) as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The accompanying Statement of Financial Condition presents all segment assets of this single reporting segment.